SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TANISYS TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

875927204

(CUSIP Number)

Cynthia A. Jergins

10101 Reunion Place, Suite 450

San Antonio, Texas  78216

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

October 31, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [  ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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SCHEDULE 13D

CUSIP No.: 875927204

1
Name of Reporting Person Cynthia A. Jergins
2	Check the Appropriate Box If A Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
7	Sole Voting Power 2,834,307
8	Shared Voting Power 0
9	Sole Dispositive Power 2,834,307
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 2,834,307
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 10.50
14	Type of Reporting Person IN

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STATEMENT ON SCHEDULE 13D

Item 1.

Security and Issuer

This Amendment No. 4 to statement on Schedule 13D relates to the common stock, no par value (the “Shares”) of Tanisys Technology, Inc., a Wyoming corporation (the “Issuer”), whose principal executive offices are located at 12201 Technology Blvd., Suite 125, Austin, Texas 78727, and amends the original filing by the filing person on Schedule 13D dated October 30, 2001, as such filing may have been amended or supplemented prior to the date of this filing.

Item 2.

Identity and Background

(a)

The name of the Reporting Person is Cynthia A. Jergins.

(b)

The business address of the Reporting Person is 10101 Reunion Place, Suite 450, San Antonio, Texas  78216.

(c)

The present principal occupation or employment of the Reporting Person is Executive Assistant of New Century Equity Holdings Corporation, 10101 Reunion Place, Suite 450, San Antonio, Texas  78216.

(d)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of 1,000,020 of the Shares by acquiring 30,000 shares of the Issuer's Series A Preferred Stock ("Series A Stock") on August 13, 2001 in connection with the Issuer's private placement on that date of an aggregate of 2,575,000 shares of its Series A Stock for a purchase price of $1.00 per share of Series A Stock (the “Financing”).  Each share of Series A Stock is convertible into 33.334 Shares.

On October 30, 2001, the Reporting Person acquired beneficial ownership of an additional 11,949 shares of Series A Stock, a portion of which were issued by the Issuer in satisfaction of certain dividend requirements, and the balance of which were issued by the Issuer as a result of the Issuer’s failure to meet certain financial targets during the quarter ended September 30, 2001, all pursuant to the terms of the Series A Preferred Stock Purchase Agreement dated as of August 13, 2001 among the Issuer and the purchasers named therein.

On January 30, 2002, the Reporting Person acquired beneficial ownership of an additional 16,808 shares of Series A Stock, a portion of which were issued by the Issuer in satisfaction of certain dividend requirements, and the balance of which were issued by the issuer as a result of the Issuer’s failure to meet certain financial targets during the quarter ended December 31, 2001, all pursuant to the terms of the Series A Preferred Stock Purchase Agreement dated as of August 13, 2001 among the Issuer and the purchasers named therein.

On April 30, 2002, the Reporting Person acquired beneficial ownership of an additional 2,174 shares of Series A Stock which were issued by the Issuer in satisfaction of certain dividend requirements pursuant to the terms of the Series A Preferred Stock Purchase Agreement dated as of August 13, 2001 among the Issuer and the purchasers named therein.

On July 31, 2002, the Reporting Person acquired beneficial ownership of an additional 20,876 shares of Series A Stock, a portion of which were issued by the Issuer in satisfaction of certain dividend requirements, and the balance of which were issued by the issuer as a result of the Issuer’s failure to meet certain financial targets during the quarter ended June 30, 2002, all pursuant to the terms of the Series A Preferred Stock Purchase Agreement dated as of August 13, 2001 among the Issuer and the purchasers named therein.

On October 31, 2002 the Reporting Person acquired beneficial ownership of an additional 3,093 shares of Series A Stock which were issued by the Issuer in satisfaction of certain dividend requirements pursuant to the terms of the Series A Preferred Stock Purchase Agreement dated as of August 13, 2001 among the Issuer and the purchasers named therein.

Item 4.

Purpose of the Transaction

The Reporting Person holds the Shares as reported herein for the purpose of investment.  Except as described herein, the Reporting Person has not formulated any plans or proposals which relate to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

any change in the present board of directors of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of  the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure;

(g)

changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)

any action similar to any of those enumerated above.

In connection with the Financing, the Issuer issued 2,575,000 shares of its Series A Stock for $1.00 per share. Each share of Series A Stock is initially convertible into 33.334 shares of common stock.  The holders of the Series A Stock will be entitled to a cumulative annual dividend of 15%, which, at the option of the lead investor, New Century Equity Holdings Corp., a Delaware corporation, (“New Century”), may be paid in cash or in additional shares of Series A Stock. The holders of the Series A Stock will have a liquidation preference in the event of any liquidation, sale, merger or similar event, and have registration rights and other customary rights.  The Issuer has also agreed to make payments to the holders of the Series A stock, to the extent its cash flow meets certain levels, until the holders have received the amount of their investment in the Series A Stock; has granted a security interest in all of its assets to secure its obligation to make these payments; and has agreed to issue additional shares of Series A Stock equal to 50% of the then fully diluted common stock to the holders if the Issuer fails to return the amount of their investment, plus the mandatory dividends, by July 15, 2003.  The Issuer has also agreed to issue, at up to six different times, additional shares of Series A Stock to the investors equal to 25% of the then fully diluted common stock if the Issuer fails to meet any of certain financial targets, beginning with the quarter ending Sept. 30, 2001. If the slowdown in the worldwide semiconductor industry continues for an extended period of time, the Issuer may not meet one or more of the specified financial targets, thus triggering the issuance of additional shares of Series A Stock.  At the Issuer’s Annual Meeting of Stockholders, the shareholders voted on and approved a proposal to authorize additional common stock necessary to facilitate the conversion of the Series A Stock.  In connection with the transaction described above, two members of the Board of Directors of the Issuer resigned, and New Century appointed two directors to the Board. Subject to certain requirements, New Century will have the right to appoint a third member to Issuer’s five-member Board of Directors.

The Reporting Person reserves the right to (i) modify his present intentions and formulate plans or proposals to take any one or more of the actions referred to in paragraph (a) through (j) above and (ii) to increase or decrease his respective holdings of Common Stock through open market purchases, privately negotiated transactions or otherwise.

Item 5.

Interest in Securities of the Issuer

(a)

As set forth herein, the Reporting Person beneficially owns 2,834,307 Shares, which represent 10.50% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date.

(b)

As set forth herein, the Reporting Person has sole voting and dispositive power over the 2,834,307 Shares that he beneficially owns.  The Reporting Person does not share voting or dispositive power over any Shares.

(c)

The Reporting Person acquired beneficial ownership of 398,308 of the Shares described herein on October 30, 2001 as described herein.

(d)

The Reporting Person acquired beneficial ownership of 560,278 of the Shares described herein on January 30, 2002 as described herein.

(e)

The Reporting Person acquired beneficial ownership of 72,468 of the Shares described herein on April 30, 2002 as described herein.

(f)

The Reporting Person acquired beneficial ownership of 695,881 of the Shares described herein on July 31, 2002 as described herein.

(g)

The Reporting Person acquired beneficial ownership of 3,093 of the Shares described herein on October 31, 2002 as described herein.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 1 through 5 is hereby incorporated herein by reference.  Except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2002

/s/ Cynthia A. Jergins

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